UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Sontra Medical Corporation

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

83568W 10 9 (CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83568W109

1.	Names of Reporting Persons I.R.S. Identification No. of above persons (entities only) Michael R. Wigley
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 1,392,672 shares 6. Shared Voting Power 379,283 shares 7. Sole Dispositive Power 1,392,672 shares 8. Shared Dispositive Power 379,283 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,771,955 shares
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒
11.	Percent of Class Represented by Amount in Row (9) 7.9%
12.	Type of Reporting Person (See Instructions) IN

Item 1.	(a)	Name of Issuer:

Sontra Medical Corporation

	(b)	Address of Issuer’s Principal Executive Offices:

10 Forge Parkway, Franklin, Massachusetts 02038

Item 2.	(a)	Name of Person Filing:

Michael R. Wigley

	(b)	Address of Principal Business Office or, if none, Residence:

10 Forge Parkway, Franklin, Massachusetts 02038

	(c)	Citizenship:

U.S.

	(d)	Title of Class of Securities:

Common Stock, $0.01 par value

	(e)	CUSIP Number:

83568W 10 9

Item 3.	If the statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under section 15 of the Exchange Act.

	(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act.

	(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act.

	(d)	☐ Investment Company registered under Section 8 of the Investment Company Act.

	(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

	(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

	(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

	(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

	(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

	(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount Beneficially Owned:

As of December 31, 2004, Michael R. Wigley beneficially owned 1,771,995 shares of common stock of Sontra Medical Corporation (the “Issuer”) which includes: (i) 316,666 shares that may be acquired by Mr. Wigley within 60 days upon the exercise of stock options (including 95,325 shares that may be acquired by Mr. Wigley upon the exercise of stock options granted to Mr. Wigley by a director of the Issuer), (ii) 164,429 shares held by Mr. Wigley as custodian for the benefit of his children, (iii) 210,753 shares held by corporations of which Mr. Wigley and his wife are majority stockholders, (iv) 123,530 shares which Mr. Wigley may acquire within 60 days upon the exercise of warrants, (v) 55,000 shares which may be acquired within 60 days upon exercise of warrants held by Mr. Wigley as custodian for the benefit of his children, and (vi) 168,530 shares which may be acquired within 60 days upon exercise of warrants held by corporations of which Mr. Wigley and his wife are majority stockholders.

Mr. Wigley disclaims beneficial ownership of the 219,429 shares held by him as custodian for the benefit of his children.

Shares beneficially owned by Mr. Wigley are subject to the provisions of the Director Voting Agreement, dated as of June 20, 2002, which provides for the election of Gary Kohler and Michael Wigley as directors of the Issuer. The Director Voting Agreement is effective until the later to occur of (i) June 20, 2005 or (ii) immediately following the third shareholder meeting called for the purpose of electing directors following June 20, 2002. Mr. Wigley may be deemed to beneficially own all shares beneficially owned by all parties to the Director Voting Agreement. Mr. Wigley disclaims beneficial ownership of any such additional shares, and such disclaimed shares are excluded herefrom.

(b) Percent of class:

7.9%

(c) Number of shares as to which such person has:

(i) Sole power to vote or direct the vote: 1,392,672 shares

(ii) Shared power to vote or direct the vote: 379,283 shares.

(iii) Sole power to dispose or to direct the disposition of: 1,392,672 shares

(iv) Shared power to dispose or to direct the disposition of: 379,283 shares.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 25, 2005	/s/ Michael R. Wigley
Michael R. Wigley